

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2018

David T. Hamamoto
Chief Executive Officer
DiamondPeak Holdings Corp.
40 W 57th Street
29th Floor
New York, New York 10019

      Re: DiamondPeak Holdings Corp.
           Draft Registration Statement on Form S-1
           Submitted on November 21, 2018
           CIK No. 0001759546

Dear Mr. Hamamoto:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Description of Securities
Exclusive forum for certain lawsuits, page 113

1.   We note that the exclusive forum provision in your amended and restated certificate of incorporation will identify the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative actions." Please disclose whether this provision will apply to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the

federal securities laws, please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

General

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Amy Geddes at 202-551-3304 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Justin Dobbie 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure